02050754

PE 8-1-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	August 12, 2002

2

Item 1

NY #283510 v44

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

ELECTROCHEMICAL INDUSTRIES (1952) LTD. ("THE COMPANY")

12 August 2002
Time: 10:30

Messrs.	Messrs.	Messrs.
Securities Authority	Tel Aviv Stock Exchange	Registrar of Companies
22 Kanfei Nesharim Street	54 Achad Ha'am Street	97 Jaffa Road
Jerusalem 95464	Tel Aviv	Jerusalem

Dear Madam and Sir,

Re: **Immediate Report regarding the convening of a General Meeting of the Company's shareholders and an announcement of a Private Offer of Option Warrants of the Company**

Following the Immediate Reports of the Company of 19.6.2002 and 19.7.2002 dealing with the scheme of arrangement between the Company and between the holders of the non-negotiable debentures of the Company that were issued on various dates between the years 1997 to 2000 (inclusive) and in accordance with the position of the Securities Authority for the purposes of authorizing this scheme, the Company is required to convene a general meeting of its shareholders that will approve the scheme of arrangement regarding part of the debentures. The convening of a special general meeting of the Company's shareholders is hereby announced as detailed in Part A of this Immediate Report.

And, whereas according to the scheme of arrangement, the Company is required to issue option warrants to debenture holders that may be converted into shares of the Company, details are hereby announced, pursuant to the Securities Regulations (Private offer of a Listed Company's Securities) - 2000 – regarding a private offer of option warrants as setout in Part B of this Immediate Report.

Representatives of the Company dealing with the Immediate Report are Advocate Yossef Zaltzman and/or Advocate Shmuel Perelmuter and/or Advocate Gal Rahav, all of the law office Y. Zaltzman & Co., advocates, at 6 Hahilazon street, Ramat Gan (tel.: 03-6111800; fax: 03-6111801).

Sincerely yours,

Yair Kohavi, Adv.
Company Secretary

POB 2357, Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797 e-mail:kohavi@eil.co.il

Announcement Convening a Special General Meeting of the Company's Shareholders

1. Background

1.1 For the past one and a half years the Company has been coping with a deep recession in the P.V.C. sector. P.V.C. is sold by the Company in Israel and abroad. The origin of this recession lie in the highest energy prices that affect the main inputs (ethylene), electricity and heavy fuel oil together with a decline in the demand for P.V.C. following the world economic recession.

1.2 Since the second half of 2000, in 2001 and in the first quarter of 2002, the Company accumulated large losses and its financial liquidity was sharply eroded. The main points have been detailed in the Directors' report accompanying the Company's financial reports and also in the rating report of Ma'alot - The Israel Company for Rating Securities Ltd. ("Ma'alot"), dated 11 December 2001 ("The Ma'alot Report") which ranked the Company's debentures as "CC".

1.3 The Company dealt with the business crisis in a number of ways. Improving efficiency: In recent years, the Company sharply lowered fixed costs and mainly salaries expenses by reducing the work force; financial preparedness: The company arranged for the injection of new sources of funds and the reduction of its existing loan burden. Amongst other things, the Company came to an arrangement with the financing banks in Israel to recycle the principal repayments on long-term loans. The Company also attended to taking up state loans and the injection of funds from the Company's controlling shareholder as well as broadening the conditions of suppliers' credit.

1.4 The main focus was in dealing with the difficulties associated with achieving financial liquidity that will allow the bridging over the downturn period and the Company's continued operation of its facilities such that when there are changes in input and output prices, the efficiency measures noted above will be expressed.

1.5 In the context of these efforts, the Company initiated a scheme of arrangement in terms of section 350 of the Company's Law ("**The Scheme of Arrangement**") between it and between the Company's non-negotiable debenture holders who made available loans at various stages mainly between 1997 and 2000 (inclusive) ("**Debenture holders**"). The main elements of the program are detailed in paragraph 2 below.

1.6 The debenture holders are financial institutions, companies and private individuals who signed loan and debenture agreements, (which, for convenience, were identified with the number series 6 to 13), at various times during the period detailed above (the "**Original Debenture Agreements**").

1.7 The debentures series 11 and 12, may be converted into Companys' shares (the "**Convertible Debentures**"). Part of debentures, series 11 ("**Debentures 11**") of the Company were allotted to Bank Leumi Provident funds (and they are held today), which at the time of their allotment and also today are an interested party in the Company.

1.8 The loans, in part linked to the consumer price index and in part to the US dollar, that the debenture holders made available, bear interest as stated in the Original Debenture Agreements, which include a repayments schedule, the principal repayment and interest payment dates. The repayment periods are half yearly between the years 1999 and 2009 according to each specific case and as noted in each one of the Original Debenture Agreements.

As collateral on the loans that were given by the debenture holders, the Company registered a pari passu floating charge in favor of the debenture holders who ranks last.

In the Original Debenture Agreements, the Company undertook that as long as the loans were not repaid to the debenture holders, the Company's ratio of debt to equity capital (the "**Financial Ratios Condition**") would not rise above 3:1, respectively. For the purposes of this point, "the debt" is the total of long-term bank loans and debentures plus the surplus of current liabilities over current assets, as stated in the financial statements of the Company.

1.9 In accordance with the Tel Aviv district court decision dated 18.6.2002, the Company convened a general meeting of debenture holders to approve the scheme of arrangement whose main elements are listed in section 2 below. On 17.7.2002, the debenture holders' general meeting approved the scheme of arrangement with a majority vote of 99.55% of those present and voted at the meeting and who hold 94.2% of the total debenture debt of the Company - the subject scheme of arrangement.

1.10 Whereas, and in accordance with the Securities Regulations (Issue of Securities in a Listed Company that were not Offered to the Public) 1992 – the allotment of Debentures 11 was brought for approval to the Company's general meeting, and also the change in conditions of Debentures 11, according to the scheme of arrangement, is brought for the approval of the general meeting that will be convened as stated in section 3 below.

1.11 With regard to the conditional details of the Debentures 11, according to the original agreements of Debentures 11 see the Company's Immediate Reports dated 31.5.1999 and 8.7.1999. As a result of the scheme of arrangement, the final repayment date for Debentures 11 will be deferred from June 2004 to December 2005. In the framework of the scheme of arrangement, there will be no change in the Debentures 11 conversion terms or conversion period. Accordingly, the conversion period of Debentures 11 will terminate in June 2004.

2. **The Scheme of Arrangement's Main Principles**

The scheme of arrangements main principles are as follows:

2.1 According to the original debenture agreements with the debenture holders, 80% of the principal payment that is due for settlement from December 2001 until December 2003 (inclusive) will be deferred and paid to the debenture holders 24 months from the original date. The above 80% totals to the sum of approx. NIS 30 million with regard to all debenture holders and NIS 0.6 million regarding Debentures 11 only.

The 20% balance of the above principal payment and also the current interest payments on the whole principal balance will be paid according to the original repayment schedule as agreed with the debenture holders' in the original debenture agreements.

2.2 In the period until December 2003, the Company will not be required to comply with the financial ratios conditions, as stated in the original debenture agreements with the debenture holders.

2.3 All debenture holders will receive an additional interest payment amounting to an accumulated inclusive sum of up to approx. US$1,650 thousand (each holder according to his proportional share of the inclusive deferred debt) that will be paid at the earliest in 2008 when the financial ratio condition is kept as determined in the agreement. The additional interest payment for the Debenture 11 amounts to an inclusive sum of approx. US$ 15 thousand.

2.4 The Company will issue to debenture holders, option warrants, that are convertible into Company shares that will provide in fully immediate dilution (on an aggregate basis), about 8% of the Companys' issued share capital (each according to his proportional share of the principal amount of the entire deferred debt) as detailed in Part B of this Immediate Report. The Company will issue 33,125 option warrants to the holders of the Debentures 11.

3. <u>Convening the Shareholders' General Meeting</u>

3.1 The general meeting of the Company's shareholders will be convened at the Company's offices located in the Acco southern industrial zone on Wednesday, September 11, 2002 at 10:00 to discuss and to pass a resolution regarding approval of the scheme of arrangement for the Debenture 11 held by the Bank Leumi Israel Ltd. provident funds as detailed in this report.

3.2 The required majority for approving the resolution - is a majority vote of those present at the meeting.

3.3 The date set for determining the entitlement of shareholders to vote at the general meeting is the end of the trading day of September 5, 2002.

3.4 Proxies for participating in the vote at the general meeting must be deposited at least 48 hour prior to the date of convening the meeting, at the Company's offices in Acco (as stated at the head of this Immediate Report), all at the regular business hours.

Part B – Announcement regarding the Private Issue of Option Warrants

1. **Preamble**

1.1 Pursuant to the Securities Regulations (Private offer of a Listed Company's Securities) - 2000 ("**the Private Allotment Regulations**") notice is hereby given by the Company regarding a private offer of option warrants (non negotiable) of the Company.

1.2 For the past one and a half years the Company has been coping with a deep recession in the P.V.C. sector. P.V.C. is sold by the Company in Israel and abroad. The origin of this recession lie in the highest energy prices that affect the main inputs (ethylene), electricity and heavy fuel oil together with a decline in the demand for P.V.C. following the world economic recession.

1.3 Since the second half of 2000, in 2001 and in the first quarter of 2002, the Company accumulated large losses and its financial liquidity was sharply eroded. The main points have been detailed in the Directors' report accompanying the Company's financial reports and also in the rating report of Ma'alot - The Israel Company for Rating Securities Ltd. ("Ma'alot"), dated 11 December 2001 ("The Ma'alot Report") which ranked the Company's debentures as "CC".

1.4 The Company dealt with the business crisis in a number of ways. Improving efficiency: In recent years, the Company sharply lowered fixed costs and mainly salaries expenses by reducing the work force; financial preparedness: The company arranged for the injection of new sources of funds and the reduction of its existing loan burden. Amongst other things, the Company came to an arrangement with the financing banks in Israel to recycle the principal repayments on long-term loans. The Company also attended to taking up state loans and the injection of funds from the Company's controlling shareholder as well as broadening the conditions of suppliers' credit.

1.5 The main focus was in dealing with the difficulties associated with achieving financial liquidity that will allow the bridging over the downturn period and the Company's continued operation of its facilities such that when there are changes in input and output prices, the efficiency measures noted above will be expressed.

1.6 The option warrants are offered in the framework of a scheme of arrangement, pursuant to section 350 of the Companies Law, as detailed in Part A above, between the Company and the non-negotiable debenture holders of the Company (hereinafter in this section's Part B – the "**Offerees**"). As aforementioned in subparagraphs 1.2-1.5, the Company is a company in hardship

b. The Offerees and details regarding an interested party

2. The Offerees are:

   2.1 The following provident funds of the Bank Leumi Group: Taoz Provident Fund of B.L.L. Ltd., the Central Severance Pay Fund of B.L.L Ltd., Zur Provident Fund for Independent Farmers of the Farmers Association and Bank Leumi Ltd., Yaad Provident Fund for Independent or Self Employed of B.L.L. Ltd., Keshet Provident Fund of Bank Leumi Ltd. Sagi Provident Fund of B.L.L (jointly - "**Offeree A**").

   2.2. Additional forty four (44) Offerees who are the balance of the debenture holders (jointly - "**the Remaining Offerees**"), most of whom are corporations detailed in the first addendum to the Securities Law - 1968 ("**the First Addendum**" and "**the Securities Law**" respectively).

3. To the best of the Company's knowledge, Offeree A is an "interested party" as defined in the Private Allotment Regulations, and to the best of the Company's knowledge on the date of this Immediate Report, the Mutual Funds and Provident Funds of Bank Leumi Le'Israel Ltd. hold (directly and indirectly), an aggregate amount of 21.3% of the voting rights in the Company – see section 10 below.

c. The terms of the securities proposed to be issued, their quantity and the rate in voting rights and issued capital

4. **The securities offered - quantity and proportion of the Company's capital**

   4.1 After receiving all the approvals required, the Company will allot to the Offerees a total amount of 3,652,174 option warrants (non negotiable) of the Company ("**the offered option warrants**" or "**the option warrants**"), which comprise 8% of the issued capital of the Company (fully diluted) of which Offeree A will be allotted an aggregate of 258,212 option warrants comprising about 0.5% of the issued capital of the Company (fully diluted), out of which 33,125 option warrants are for the holdings of Offeree A of Debenture 11.

   Each of the option warrants can be exercised to one ordinary share of NIS 1 par value each of the Company, subject to adjustments as required by the provisions of clause 8 below.

   4.2 Following are details on the quantity of option warrants, offered to the Offerees, and the rates of holdings which the exercised shares, the subject of the option warrants will have in voting rights and issued and paid up share capital of the Company (after neutralizing the securities held by the subsidiary) and after making the allotments detailed in this report and after being fully diluted:

Details of the Offerees	Quantity of option warrants offered	Rate of holdings of the shares resulting from realizing the offered option warrants	
		Undiluted	Fully diluted
Offeree A [1]	258,212	0.6%	0.5%
Remainder of Offerees [2]	3,393,962	7.4%	7.1%
Total	**3,652,174**	**8%**	**7.6%**

(1) On the assumption that all the holdings of the Bank Leumi Group are regarded as one holder for this purpose.

(2) The remaining Offerees jointly.

5. The option warrants allotted to the Offerees are not negotiable and will not be listed for trading on the Stock Exchange. The ordinary shares of NIS 1 par value each, which will be allotted on exercising the option warrants, will be listed for trading on the Stock Exchange and will be, as of the date of their allotment, equal in rights for all intents and purposes, to the ordinary shares of NIS 1 par value existing in the Company's share capital.

6. **The securities offered – the exercise price and their conditions**

6.1 In the framework of the scheme of arrangement, the Offerees will be allotted option warrants, after complying with all the conditions required for their allotment, as stated in clause 12 below ("**the date of record**").

6.2 The exercise price of every option warrant will be NIS 0.4381 linked to the consumer price index ("**the index**") known on the date of payment to the Company, in relation to the index of November 2001, ("**the exercise price**"). The adjusted exercise price of the option warrants to August 5, 2002 is NIS 0.4652 per share.
Since the exercise price of one option warrant being less than NIS 1 par value of a share, the Company will act pursuant to the provisions of Section 304 of the Companies Law, to convert part of its profits to share capital within the meaning of section 302(b) of the Companies Law, from the premium on shares or from any other source included in its equity, appearing in its latest financial statements, in an amount equal to the difference between the par value and the exercise price, or it will apply to the Court, in this matter, pursuant to Section 304 (b) of the Companies Law.

6.3 Subject to the provisions of clauses 7 and 15 below, each of the option warrants can be exercised by the Offeree holding it, during the period starting January 1, 2004 to December 31, 2007 (inclusive) ("**the Exercise Period**") and this by written notice of the Offeree to the Company plus the cash payment of the exercise price) ("**the Exercise Notice**").

Immediately at the end of the exercise period all the option warrants, not actually exercised, will expire.

6.4 In the event of an allotment of bonus shares, a rights issue by the Company or a dividend distribution, the exercise price or the quantity of exercise shares, will be adjusted in accordance with the provisions of clause 8 below.

6.5 The option warrants offered are not negotiable and cannot be transferred except in the event of death or transfer to a guardian by Law, in the event of legal incapacity, provided that in a case of such a transfer, the transferee will undertake to comply with the provisions of the allotment as mentioned in this Immediate Report.

6.6 Should a written notice of exercise be delivered by the Offeree, the Company will allot or, at its discretion, the Company will arrange the transfer of the shares held or which will be held by a company controlled by it, to the Offeree, all the shares stemming from the exercised option warrants regarding which notice of exercise had been given, provided that the Offeree paid the Company the exercise price.

d. <u>The Company's option</u>

7. In accordance with the agreement between the Company and the Offerees, the Offerees give the Company an option to purchase back all the option warrants offered under this report or part thereof, or to cancel them completely ("**the Company's Option**") and this at any time that the Company should choose up to the end of 24 months from the date of allotment of the option warrants to the Offerees, at the Company's choice and at its sole discretion.

In the event of exercising the Company's option, the Company will pay all the Offerees an aggregate amount plus interest totaling 3,200 thousand US dollars for the whole quantity of option warrants and portion thereof offered – according to the number of options of the Company that will be exercised. This additional interest will be divided between the Offerees proportionally according to the amounts of the balances of the Company's debt to them on December 31, 2001.

In the event of exercising the Company option the Company will take all the steps required by any Law.

c. <u>Provisions for protecting the Offerees</u>

8.

8.1 Should the Company allot bonus shares to its shareholders during the period from the date of allotment of the option warrants until the date of their being exercised, the right of the Offerees will be safeguarded in the following manner: immediately after the date of record for distributing the bonus shares ("**the date of record**") the number of shares stem from exercising the option warrants (not yet exercised) which every Offeree is entitled to receive on their being exercised, will increase. This by adding the number and type of shares that the Offeree was entitled to as bonus shares had he exercised the option warrants (that have not yet been exercised) immediately prior to the date of record.

The number of exercised shares to which every Offeree will be entitled will be adjusted only in the case of a distribution of bonus shares as mentioned in this sub-clause above, but not in the case of any other allotment (including allotment to interested parties).

The rights of the Offeree to the Company's securities as stipulated above will be divided only in ratio to the option warrants actually exercised by the Offeree.

Every share fraction received from the above adjustment will be rounded upward or downward to the nearest whole share.

8.2 In the event of the issue of rights by the Company to shareholders during the period from the date of allotting the option warrants to the date of their exercise, the exercise price of every option warrant of the option warrants not yet exercised on the "ex-rights" date will be reduced by the amount equal to the benefit. For this purpose, the "benefit element" means: the difference between the share price on the Stock Exchange which, according to the prospectus for the issue of rights, was used as a basis for calculating the share price "ex rights" stated in the prospectus, and the share price "ex rights" according to the above prospectus.

Every share fraction received from the above adjustment will be rounded up or down to the nearest whole share.

8.3 In every case of dividend payment by the Company to its ordinary shareholders during the period from the date of allotment of the share warrants until the date of their exercise, the exercise price will be adjusted on the "ex dividend" date as decided by the Stock Exchange regarding the option warrants that have not yet been exercised by the same ratio at which the base rate for trading an ordinary share of the Company "ex dividend", as compared to the rate set for the share "on the date of record" according to the adjustment formula stipulated in the Stock Exchange directives regarding determining a basic rate "ex dividend".

8.4 In the event that the Company will be a party to an agreement or an arrangement of an exchange of shares (such as a merger arrangement or reorganization) ("**the Exchange Transaction**"), the Company may obligate the Offeree for every option warrant held by him and not yet exercised, to accept option warrants exercisable for shares of another corporation, in place of the option warrants of the Company held by him, and this in accordance with the exchange ratio determined for all ordinary shareholders of the Company, provided that the total exercise price for all the alternative option warrants allotted will be equal to the total exercise price for all those option warrants held by the Offeree and not yet exercised.

8.5 Should the Company carry out a consolidation or division of ordinary shares with a different par value, the adjustments required to the exercise shares will apply.

f. Economic value of the option warrants

9.

9.1 The economic value of every option warrant offered under this report is NIS 0.1132.

9.2 The economic value of all the option warrants was calculated according to the "Black and Scholes" formula, taking into account the closing rate of the Company's shares on the Stock Exchange on 22nd July 2002, which is prior to the date of approval of the Company's Board of Directors of the allotment, and which was NIS 0.25 per share where the *variation* included in the value calculation was 0.773%.

9.3 When calculating the above economic value, the following assumptions were taken into account:

- All the option warrants will be exercised on the last date of their exercise period:
- Calculation of the economic value does not take into account the fact that the option warrants will not be listed for trading on the Stock Exchange;
- The annual rate of capitalization for the option warrants was determined as 2%.

g. The Company's issued share capital, the Offerees holdings and interested parties in the Company

10. The registered share capital of the Company is NIS 60,000,000 and the issued and paid up share capital of the Company prior to the allotment the subject of this report is NIS 42,152,323 divided into 42,152,323 ordinary shares of NIS 1.

All the issued shares of the Company are listed for trading on the Tel Aviv Stock Exchange. The Company's shares were delisted from trading on the American Stock Exchange ("**AMEX**") on 25.4.2002 at the Company's request. At the date of this Immediate Report, the Company is still obliged to deliver reports according to U.S. legal requirements. All the Company's shares have equal rights regarding the distribution of dividends, rights on the Company's assets on liquidation and voting rights at meetings.

On the date of publishing this Immediate Report, securities convertible to the Company's shares included in outstanding are as follows: NIS 814,434 par value debentures (series 11); non-negotiable options convertible at the rate of NIS 4.75 par value debentures per share; NIS 17,999,292 par value debentures (series 12) non-negotiable convertible to shares of the Company at a rate of NIS 7.50 par value of debentures per share; and call options, issued by the Company, to a number of senior employees, that are convertible to shares held by a wholly owned subsidiary of the Company. (Regarding the holdings of the Company's managing director of these options, see note 5 to the table below.

The following are details of the quantity and rate of holdings of each of the significant shareholders in the Company in the Company's share capital correct as of July 27, 2002 after alloting the option warrants in accordance with this report. (Regarding the rate of holdings, the calculation relates to the effective holdings i.e. after neutralizing securities held by a subsidiary of the Company):

Name of shareholder	Number and rate of holdings correct as of the date of the report		Quantity and rate of holding after allotment of the proposed option warrants			
			Partially diluted (1)		Fully diluted (2)	
	Shares (NIS par value)	Rate - %	Number of shares	Rate-%	Number of shares	Rate-%
ICC HANDELS AG (3)	21,757,310	51.62	21,757,310	47.40	21,757,310	45.06
ICC INDUSTRIES INC (3)	1,494,587	3.55	1,494,587	3.26	1,494,587	3.1
JOHN L. ORAM (4)	81,325	0.19	81,325	0.18	81,325	0.17
Provident funds and mutual funds of the Bank Leumi Le'Israel B.M. Group	9,006,379	21.37	9,264,591	20.18	9,476,654	19.63
TPA Trust Ltd. (5)	120,878	0.29	120,878	0.26	120,878	0.25
Other shareholders (6)	9,691,844	22.99	13,185,806	28.72	15,349,198	31.79
Total	42,152,323	100	45,904,497	100	48,279,952	100

(1) On the assumption of exercising all the option warrants (the subject of this report).

(2) On the assumption of exercising all the option warrants (the subject of this report) and all the convertible securities of the Company, which are in circulation, correct as of the date of this report.

(3) ICC HANDELS AG. - (Registered in Switzerland) is the Parent Company of the Company and a sub-subsidiary of ICC INDUSTRIES INC. registered in the US and wholly controlled by Dr. J. Farber (a US citizen).

(4) An interested party by virtue of being a director.

(5) The Subsidiary company wholly owned by the Company In February 2001, Mr. Amir Endvelt (the Company's CEO and a director) was granted options for the acquisition of up to 47,425 ordinary shares and in May 2001 he was granted additional options for the acquisition of 38,500 ordinary shares (in total 85,925 shares).

(6) Including debenture holders which were allotted options convertible to shares.

h. **Proceeds of the securities offered and the way by which it was determined**

11. The option warrants are offered to the Offerees, as part of the scheme of arrangement, the main parts of which are detailed in Part A of this Immediate Report.

The quantity and terms of the option warrants offered were determined in negotiations held with a significant part of the Offerees.

i. **The approvals required**

12. The allotment of option warrants to the Offerees is subject to the approval of the Stock Exchange for listing and for trading the Company's shares, stemming from exercising the offered option warrants.

The scheme of arrangement regarding the Debentures 11, including the allotment of option warrants pursuant to this report, will be brought for approval of the general meeting of the Company's shareholders that will be convened as setout in section 3 in Part A above.

The scheme of arrangement will be brought for the final approval of the District Court in Tel Aviv after it was already approved by the meeting of the Offerees on July 17, 2002.

j. **Agreements between the Offerees and the holders of the Company's shares**

13. To the best of the Company's knowledge and after checking this matter with the managers of the Company, none of the Offerees have any agreement with the Company (or any agreement between the Offerees themselves), whether in writing or verbal regarding the acquisition or sale of the Company's securities or regarding the voting rights in it, apart from that mentioned in clause 1 or clause 7 above.

k. **Prevention or limitation of actions applying to the Offerees**

14.

14.1 The option warrants offered will not be listed for trading on the Tel Aviv Stock Exchange. The Company has been given an option to purchase them as noted in clause 7 above.

14.2 According to section 15(c) of the Securities Law and the Securities Regulations (details regarding clauses 15(a) and 15(c) of the Law) - 2000 will be seen as an offer by the Offerees to the public.

14.2.1 An offer, during trading of the shares on the stock exchange, that stemming from exercising the option warrants that were allotted to Offeree A and to additional Offerees among the remaining Offerees, which are institutional bodies or various corporations as detailed in the First Addendum of the Securities Law ("**Institutional Offerees**") if one year has not yet past on the date of allotment of the option warrants and regarding the remaining Offerees who are not institutional offerees

- if three months have not yet passed from the date of allotment of the option warrants (hereinafter- respectively, "**The Period**").

14.2.2 An offer, during trading on the Stock Exchange of the shares, stemming from the option warrants allotted to the Institutional Offerees, if 8 consecutive quarters have not yet passed, and regarding the remaining Offerees (who are not Institutional Offerees) - if 4 consecutive quarters have not yet passed, which will be called respectively as of the end of the said period in sub-clause 14.2.1 above (hereinafter, respectively -"the Dropping Period"), and this if during each of the additional periods during the dropping period one of the following existed:

a. The quantity of securities offered, during every day of trading on the Stock Exchange, exceeded the daily average of trading turnover on the Stock Exchange of securities of the type offered during the eight week period prior to the offer date;

b. The quantity offered of the securities offered in every quarter exceeded 1% of the issued and paid up share capital of the Company.
"**The issued and paid up capital**" - apart from shares stemming from exercising or conversion of convertible securities, allotted up to the date of the offer and not yet exercised or converted.

14.4.3 The aforesaid will apply also to securities which are purchased from the Offerees during the period or the slow flow period, not in accordance with the prospectus and not during normal trading of the securities stemming from the exercise of the securities allotted to the Offerees, as mentioned above.

I. <u>Date of allotment</u>

15. The option warrants will be allotted after receiving all the approvals required as noted in clause 12 above.

Your Sincerely

Yair Kohavi, Advocate
Company Secretary

(*) Translation from Hebrew

EIL
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

SI ISO 9002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: AUG. 12, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary

P.O.Box 2357
24122 Acre, ISRAEL
Tel. 972-4-9851555
Fax 972-4-...